Exhibit 99.16

CHAP MERCANTILE INC.

#407, 11503 - 100 Avenue

Edmonton, Alberta

T5K 2K7

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Holders of Common Shares of CHAP MERCANTILE INC. (the “Corporation”) will be held at Suite 600 Sun Life Place, 10123 – 99 Street, Edmonton, Alberta, on Wednesday, February 25, 2004, at the hour of 2:00 p.m. (Edmonton time) for the following purposes:

1.

To approve and accept the Annual Report of the Corporation including the audited financial statements for the fiscal period ended August 31, 2003 and the auditor’s report thereon.

2.

To consider and, if thought advisable, to pass, with or without amendment, a special resolution approving the proposed sale of substantially all of the assets of Chap Mercantile Inc. all as more particularly described in the enclosed Management Information Circular.

3.

To elect directors for the ensuing year.

4.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

5.

To transact such other business as may properly come before the meeting.

Pursuant to the Business Corporations Act (Alberta), the Record Date for the meeting is at the close of business on January 23, 2004 being the last business day preceding the date on which the enclosed Notice of Meeting was mailed to the Shareholders of the Corporation. Only Shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days, prior to the Meeting that the transferee’s name be included in the List of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be noted at the meeting are requested to complete, and sign and mail the enclosed Instrument of proxy in accordance with the instructions set out in the Instrument of Proxy and in the Information Circular accompanying this Notice of Annual General and Special Meeting of Shareholders.

DATED at the City of Edmonton, in the Province of Alberta, this 23rd day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Henry Cynamon”  (Signed)

Chief Executive Officer